SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              Stake Technology Ltd.
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                                (Name of Issuer)

                         Common Stock, Without Par Value
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                         (Title of Class of Securities)

                                  85 25 59 103
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                      (CUSIP Number of Class of Securities)

                                  Guy P. Lander
                               Claridge Israel LLC
                       c/o Davies Ward Phillips & Vineberg
                         625 Madison Avenue, 12th Floor
                            New York, New York 10022
                                 (212) 588-5511
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 March 27, 2003
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

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CUSIP No.   85 25 59 103                                       Page 2 of 4 Pages
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Claridge Israel LLC

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                10,981,812
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     10,981,812
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,981,812
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.4%
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    14      TYPE OF REPORTING PERSON

            OO
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Introductory Note

     This Amendment No. 5 to Schedule 13D is being filed by Claridge Israel LLC (the "Reporting Person") with respect to the common stock, without par value (the "Common Stock"), of Stake Technology Ltd. (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the initial statement on Schedule 13D filed by the Reporting Person on September 27, 2001 (the "Initial Statement"), as amended by Amendment No. 1 thereto filed by the Reporting Person on October 2, 2001, Amendment No. 2 thereto filed by the Reporting Person on October 23, 2001, Amendment No. 3 thereto filed by the Reporting Person on December 27, 2001, and Amendment No. 4 thereto filed by the Reporting Person on December 4, 2002.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) is hereby amended and restated in its entirety as follows:

     (a) The Reporting Person may be deemed to beneficially own 10,981,812 shares of Common Stock, which represents 24.4% of the Common Stock of the Issuer, based on the 42,489,943 shares of Common Stock the Issuer has advised the Reporting Person were outstanding as of March 27, 2003 and warrants to purchase 2,500,000 shares of Common Stock beneficially owned by the Reporting Person. Except as disclosed in this Item 5(a), as of the date hereof, neither the Reporting Person nor, to the best of its knowledge, any of the Schedule I Persons beneficially owns any shares of Common Stock.

     Item 5(c) is hereby amended by adding thereto the following:

     (c) On March 27, 2003, the Reporting Person purchased in a private transaction 1,000,000 shares of Common Stock from Dennis W. Anderson at a purchase price of US$3.30 per share.

     On March 27, 2003, the Reporting Person purchased in a private transaction 200,000 shares of Common Stock from Christopher Anderson at a purchase price of US$3.30 per share.

     On December 17, 2002, the Reporting Person purchased in a private transaction 170,212 shares of Common Stock from Equity Group Inc. Profit Sharing Plan and Trust at a purchase price of US$2.90 per share.

     Except as reported in this Amendment No. 5, in the 60 days prior hereto there have been no transactions in the Common Stock effected by the Reporting Person, nor, to the best of its knowledge, any of the Schedule I Persons.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: March 27, 2002                   CLARIDGE ISRAEL LLC

                                        By: /s/ Michel Boucher
                                            ------------------------------
                                        Name:  Michel Boucher
                                        Title: Vice President